NAIC GROWTH FUND, INC.

Exhibit 99.77Q2 ITEM 405

Section 16(a) Beneficial Ownership Reporting Compliance

      Directors and officers of the Fund and certain of its affiliates and beneficial owners of more than 10% of the Common Stock are required to file initial reports of ownership and reports of changes in ownership of the Common Stock pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended. The Fund has reviewed such reports received by it and written representations of such persons who are known by the Fund, and based solely upon such review, the Fund believes that during the year ended December 31, 2007 all such reports were timely filed except with respect to one filing with respect to two transactions by the President of the Fund, and one filing with respect to one transaction in 2007 and the initial filing by the Chief Compliance Officer of the Fund.